Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Schultze Special Purpose Acquisition Corp. (“the Company”) on Amendment No. 2 to Form S-1, File No. 333-228494, of our report dated October 9, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Schultze Special Purpose Acquisition Corp. as of October 1, 2018 and for the period from June 11, 2018 (inception) through October 1, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
December 6, 2018